

PITCH VIDEO   INVESTOR PANEL

INVEST IN **HYDROARTPOD**

AI-driven indoor garden to grow & eat fresh every day - forever!

LEAD INVESTOR



D.Wayne Robinson | Develop Entrepreneurs

We are investing in HydroArtPod because we believe in the innovation and execution of the founders Richard and Aline. Their excitement, attention to detail, love of their product, and interest in creating a product they'd like for their family was very important in our decision making. Tapping into their ability to leverage technology and develop a product for customers to grow their own vegetables for themselves, loved ones, and friends is the first step in empowering users to go from consumers to producers. We are excited to partner on founders Richard and Aline. Their excitement, attention to detail, love of their product, and interest in creating a product they'd like for their family was very important in our decision making. Tapping into their ability to leverage technology and develop a product for customers to grow their own vegetables for themselves, loved ones, and friends is the first step in empowering users to go from consumers to producers. We are excited to partner on this journey and look forward to leaning in to assist in its success.

Invested $10,000 this round

hydro-art-   Middletown DE

Technology | Hardware | Food | Sustainability

pod.com

Social Impact

Highlights

1. ❤️ HydroArtPod helps you to eat healthier, live more sustainably and save money
2. 🔥 Now LIVE on Indiegogo: 450% funded
3. 💰 Raised $210K already, including sustainability-focused accelerator (BP joint venture)
4. 🌱 60% margin on subscriptions for consumables

4. 🌱 60% margin on subscriptions for consumables

5. 📌 Up to 60% of US households now grow food at home since start of the pandemic
6. 📈 $17B addressable market, with global hydroponics market growing at 22% CAGR to 2025
7. 💪 Manufacturing partner selected and ready to tool up

Our Team



Aline Pate Co-founder & Product Director

Inventor of the HydroArtPod. Background in real estate investment before specializing in sustainable real estate. Combines a strong passion for sustainability with keen eye for technology-driven design. Holds a Masters in Finance & Financial Law.

We want everyone to be able to afford fresh healthy produce 365 days of the year. As parents, we know

that people care about their kids learning how food grows and developing healthy eating habits at a young age. We support people in tracking their nutritional intake and personal carbon footprint savings as they seek to live more sustainably.



Richard Pate Founder & CEO

20+ years of leadership across aviation, professional services and military sectors. Background includes developing CX for hard and soft products, delivering enterprise-level technology implementation, driving organizational performance.

The convenient, smart way to harvest at home 🥦

The HydroArtPod (HAP) is a smart indoor growing garden kit enabling you to grow your favorite vegetables at home. It's elegant, efficient, and automated; as easy as making coffee!

Our vision is to give every home an easy, convenient way to eat healthier, save money and reduce their impact on the environment.

The Problem

People have many, justified concerns around their food these days: pesticides, preservatives, loss of nutritional content during cross-country shipment, and inaccessibility to fresh, local food due to high cost or simply a lack of it in the stores close to them.


VEGGIES FROM THE STORE ARE
NOT FRESH & CHEMICALLY TREATED
CONSUMERS CHOOSE TO PAY MORE FOR LOCALLY GROWN, ORGANIC OR FRESH VEGETABLES

As a result, many people want to grow at home, but aren't...


Space
Climate
Time
Knowledge
So why aren't they already growing at home?

Many are looking for a **convenient, smart, sustainable** way to harvest at home. They want to **ditch pesticides, packaging** and low nutrient content (all year round) without getting their hands dirty. Enter: **the HydroArtPod.**

Our Solution


Ultra Fresh
Meet the
HYDRO ART POD
SAY HELLO TO OUR HAP
SMART DEVICE
SAVES MONEY
IMPROVES HEALTH
100% NATURAL
LED GROW LIGHT
30 PLANTS CAPACITY
SELF WATERING
PLANT SUPPORT


90%
Less Water
3x
Faster Growing
25+
Plant Varieties
Wall-Mounted
Fits into even the smallest home
Space
Fully self-contained
Year-round indoor growing
Climate
Fully automated
No need for monitoring
Time
No Knowledge Required
As easy as making coffee with pods
Knowledge

How it works

HydroArtPod is a complete hydroponic growing system - everything you need to to harvest at home the easy, fun and reliable way. There's no soil and no mess.

The HydroArtPod device has enough room to grow 30 plants at once. Intelligent software analyzes water and nutrient levels and the app (iOS and Android) tells you when action is required: **No monitoring, measuring or knowledge required!**


How
IT
WORKS
1
Hang up
2
Add Water
3
Plug in
4
Add
Seedpod
5
Let it grow!

HydroArtPod is made for busy people - no messing around at setup, just hang it

on the wall (or use in Stand Mode), fill the tank with water and plant food, plug it in and add the SeedPods. Couldn't be easier - literally, it couldn't! The **app** tells you when to harvest them.


Carbon Capture
Tips and Tricks
Vitamin count
Community
Plants
Explore Plants
Add Plants
Easy Controls
Nutrient Count
Recipe suggestions

Screenshots of key app functions

The device also comes with everything you need to grow: seedpods & plant food. Customers can use their own seeds and plant food if they wish. Our business model is not like printers - over-priced consumables for a captive market. We can't guarantee results with their own consumables though, and they won't get all of the automation benefits.


natural
WHAT TO GROW
Lettuce
Peas
Peppers
Cucumber


Tomatoes
Chillies

As a bonus: HydroArtPod users **save money!** Because you are growing your own food, HydroArtPod helps you save money from your weekly shopping bill.


PAYBACK PERIOD
< 1 YEAR
FOR A FAMILY OF 4

The Story of the HydroArtPod

Cofounder and inventor of the HydroArtPod, Aline, didn't initially set out to create a consumer product. She was just solving a problem she herself was experiencing as a mom with a professional career. How to get access to affordable, chemical-free food for her family, while maximizing freshness and nutrition, and minimizing food miles?

Retail options didn't offer much and were expensive. She didn't have the climate to grow outside for much of the year, and there was no existing home gardening product she would want inside her home.

So she built one.



Over the more than 2 years of experimentation, as more people began to ask if she could make them one too, she and husband Richard knew they had something that taps into changing mindsets around the world where people want to grow locally, eat fresh chemical-free food and minimise their impact on the environment.

A further 2 years later on, the product


Aline Pate
HydroArtPod Inventor

is nearing readiness for launch.

Aline and Richard currently lead a team of 5 to deliver hardware and software development, production and marketing.

What Customers Say

People love the HydroArtPod because they can see how it helps them live more sustainably. They have an emotional reaction when they see it - they love how it looks and are surprised at the range of food you can grow. We're seeing **1000+ new subscribers/week.** We had **125+ units on our waitlist within the 1st month** of our pre-launch phase. We hit our target on Indiegogo launch within **12 hours.** We **4x'd that within 14 days.** Early customers love that it grows by itself, just as easy as making coffee with pods.


Happy Customer
Copy link
Watch on YouTube


TESTIMONIAL
TESTIMONIAL
Mim Kleiberg
@theroomabudhabi
Gym Owner & Health Coach
"For me, freshness and nutrients are the most important thing. The thing I love most about the HydroArtPod is that you know exactly where and how the plants grew - no need to worry about which country they came from, whether they have been sprayed with chemicals, because you grew them right on your wall. You don't understand how much I love this thing! I really do love this thing!"


Professional & Mom of 3
Karin Zagerl
"I love cooking for my family, especially with fresh produce. I love that I can just pick when I want it. As full-time employee with small kids I have no time to look after a garden. HydroArtPod is smart and automated, so it gives me peace of mind, as the app tells me if my plants need mores water or nutrients. That's so cool!"


TESTIMONIAL
Dennis Prescott Chef
"I love this product! I'm a huge believer in using locally-sourced ingredients, and you can't get more local than your own wall! The HydroArtPod gives so many more people the chance to grow their own top-quality produce, super fresh and totally chemical-free."
Host of acclaimed Netflix Series Restaurants on the Edge
RESTAURANTS ON THE EDGE
NETFLIX | FEBRUARY 28
"As a dad, it's happy days! It's hard to get greens into your kids. To have them making their own veggie smoothies - what more would you want! You can't put a price on that. And it's got me into gardening - I'd never been a gardener before. I'd recommend HydroArtPod to absolutely anyone - It's great for families, and anyone who wants to have less of an environmental footprint."
Environmental Policy Manager, Lawyer, International Rugby Player
Winston Cowie

Our Partnerships

In December 2020 our UAE subsidiary joined the Middle East's only **sustainability-focused accelerator**, **The Catalyst LLC** (a joint venture between BP and Masdar). Masdar, Abu Dhabi's renewable energy company, is the leading global investor in renewable energy projects. Masdar and BP formed The Catalyst in 2019 to support tech startups in the **sustainability and clean technology space**. We joined their accelerator program in late 2020, securing funding.


CATALYST
A Masdar-BP Initiative
Masdar
A MUBADALA COMPANY
bp
KidZania


Expo 2020 DuBai
Copy link
WORLD FOOD DAY
EXPO 2020
DUBAI
Watch on YouTube

We partnered with KidZania (interactive education & entertainment city for kids) in a co-branded initiative for 6 months in 2 of the Middle East's largest shopping malls.

We are partnering with Marakeb Technologies for **product design and manufacture** to minimise risk and keep the supply chain short. They are ready to start tooling up for production and can rapidly scale.

HydroArtPod was a **winning entrant** in the Sustainability Pioneer TV show on Emarat TV in the UAE.

Value Proposition


HELPING TO MAKE THE WORLD A BETTER PLACE
Value Proposition
HEALTH
Chemical & Toxin-free. 60 sec from wall to plate, means 100% of nutritional value
SUSTAINABILITY
Contributes to UN Sustainable Development Goals
EDUCATION
Kids learn the ease of growing at home & develop healthy eating habits
ENVIRONMENT
Reduces: 1. Food miles, cost & emissions. 2. Plastic Packaging 3. Food Waste

The HydroArtPod helps to address 5 of the 17 **UN Sustainable Development Goals:**


2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION

Business Model

Our business model is a hybrid sales & subscription model. Customers will buy a HAP device and then either purchase consumables (SeedPods and plant food pods) from us on an as-required basis or sign up to a monthly subscription to have these sent to them.


HOW WE MAKE MONEY
REVENUE MODEL
1
PURCHASE UNIT
AS YOU GROW OPTION
2
SUBSCRIPTION
CHERRY TOMATOES


Includes Starter-Pack with 30 SeedPods & PlantFood.
Order Consumables such as SeedPods and PlantFood as you need them.
Monthly Subscribtion provides: Delivery of SeedPods and PlantFood plus Access to VIP Perks.
AD-HOC
REGULAR

Subscribers will also benefit from VIP perks such as access to higher level of app functions: "How's It Growing?" community, exclusive recipes and meal plans, & sustainability contributions (e.g. "food miles/plastic/CO2 saved") and nutritional data.

Go-to-Market Strategy

We will drive sales through multiple distribution channels:


Distribution Channels
Virgin
MEGASTORE
Crate& Barrel
Retail
BED BATH & BEYOND
terrain
E-Commerce
THE NEW HYDROARTPOD
ONE DEVICE. ENDLESS FRESH GREENS
Distribution Centers
amazon

We've been approached by **distributors** in Japan **(18 of them!)**, USA, Canada, Spain, Italy, India and the Middle East. It's clear that there is a strong market for this product.


How we will Deliver


Strong Lead Pipeline & Opportunities under discussion include:
• Major retailer networks, hydroponic distributors and home decor and garden centers
• Real Estate Developers to include HAP as standard part of their kitchen fitout
• Green Building Consultants to include HAP in solution to help clients attain LEED, WELL and other certifications
• Sustainability-focused chef networks globally
Once at scale we will include Fulfilment Centers as a Channel

Forward-looking projections cannot be guaranteed.

Future Growth

HydroArtPod's financial model forecasts $1.7 million in top-line revenue in its first operational year, ramping up to $21.3 million by Year 5. Assuming only 50% of customers take up a monthly subscription and with a 5% churn rate, we are projecting paid subscribers to reach or exceed 31,000 by year 5, representing $11 million in ARR.


GROWTH FORECAST*
$M
25
20
15
10
5
0
$M
8
6
4
2
0
Year 1
Year 2
Year 3
Year 4
Year 5
Revenue
Net Profit

** Forward-looking projections cannot be guaranteed.*

The Market



HOME GARDENING IS A
$100B INDUSTRY
1 IN 3
US HOUSEHOLDS
GROWS FOOD AT HOME
=
33M
200% INCREASE
SINCE 2008
68%
OF GLOBAL POPULATION
WILL LIVE IN CITIES BY 2050
SOURCE: NATIONAL GARDENING ASSOCIATION (NGA)



DEMAND IS
GROWING
76%
OF YOUNG GARDENERS (24-39)
ARE GARDENING MORE SINCE
START OF PANDEMIC
84%
PLAN TO GROW MORE
5 HOURS
AVERAGE TIME SPENT
GARDENING PER WEEK
SOURCE: NATIONAL GARDENING SURVEY



MOST POPULAR PLANTS
TO GROW AT HOME
Tomatoes
86%
47%
Cucumbers
Sweet peppers
46%
28%
Lettuce
All grow in
HYDRO ART POD
% OF US HOME GARDENS GROWING

Opportunity

We are targeting a $17.3B addressable market. The global smart indoor garden systems market growth is

forecast at 8.4% CAGR to 2027. The global hydroponic market growth is estimated at 22.5% CAGR to 2025. 35% of hydroponic sales are within the US & Canada

We've seen 270% market growth in sales of seeds within the past decade (Reuters - Home gardening blooms around the world during coronavirus lockdowns). There's been a huge acceleration of existing trend towards growing at home since start of the global pandemic (eg 26% of U.S. Consumers Planted Food Gardens Because of Coronavirus).

Our Journey So Far



OUR JOURNEY
Being frustrated by: Expensive organic food & Lack of time and space to grow at home.
FINDING ALTERNATIVES
Initial Idea
Refining, & More testing.
& SOFTWARE DESIGN
2nd Prototype
Identified Manufacturer, Filed Patent Application, Market Validation, Sales & Distribution Channels, Completed Consumer Testing, Product Design, & First Public Display.
READY FOR LAUNCH!
To-Market Strategy
2017
2018
2019
2020
2021
Present
1st Prototype
Experimenting, Designing & Testing.
OF SEEDS, LIGHTS & PLANTS
3rd Prototype
Product Design, Business set up, First Investors, & Joined Accelerator Program
SATISFY NEW TRENDS
Launch!
Complete Certification, Drive Sales, & Start Production
TIME TO SCALE UP!

WE HAVE A CLEAR & DIRECT

PATH TO COMMERCIALIZATION

Our Game Plan


SCALING UP!
Marketing
Q1 2022
Product Certification & Tooling
Q1 2022
Hiring & Early Manufacturing
Q3 2022
Large scale Manufacturing
Q1 2022
Warehousing
Q4 2022

We're fanatical about product development. During 2021 alone we developed and tested 4 new versions of the HydroArtPod, folding our learnings into new and improved designs.

Competition

The market is busy with small (3 to 9-plant kitchen countertop models), which shows people want to grow at home. Small "herb gardens" are nice for pizza garnish but do not enable real change. Recent trends show strong customer demand for larger capacity.

Few competitors offer the full benefit of technology, and **NONE** provide the combination of features of the HydroArtPod.


HYDRO ART POD
CLICK & GROW
OGARDEN
GARDYN


FULL AUTOMATION
TECH-DRIVEN
SPACE-EFFICENT
LOOKS LIKE ART
INTEGRATED PLANT SUPPORT
FULL GROWING SYSTEM
LARGE CAPACITY

Our Investors

We've raised $110k in pre-seed funds + bootstrapped $100k. Prior to our Wefunder campaign, HydroArt has raised $110K in funding from investors. Our investor group includes angel investors as well as the Catalyst start-up accelerator.


I invested because I saw the product and really liked it. I am focused on health and eating fresh and see this being a huge trend. Secondly I was impressed by the team and their ability to take this from an early stage prototype to a production level.
STEPHEN SEVERANCE
Value-Add Investor
ALVEENA SALIM
Value-Add Investor
I believe in this product and I can see it has a huge natural market. I have a high level of confidence in the team's ability to execute and I love how they are so authentic in their vision and making it a reality.

Participate in the global trend towards harvesting at home and adopting a more sustainable lifestyle - join us in our mission and **let's do this together**!

Our Team

MEET OUR TEAM



Richard Pate
CEO & Founder

- 30+ Years leading teams and CX at Cushman & Wakefield, Etihad Airways and Australian Army
- Leading teams through Design Thinking & Innovation Initiatives



Thomas Dillon
Marketing

- 20+ Years leading digital marketing and purpose-driven social media campaigns.
- Founder and Managing Director of DigitalFarm Abu Dhabi



Aline Pate
Co-founder & Product Director

- 15+ Years leading investment management and Sustainability at Commerzbank and Masdar.
- Masters in Finance & Financial Law
- HydroArtPod Inventor



Anish Alex
Software Developer

- 18+ Years leading full stack software, firmware & app development at Gennum Corp., Shabia Group and CaptainAI